Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for 2018 Second Fiscal Quarter

FOSHAN, April 24, 2018 (PR Newswire)—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced its unaudited financial results for the fiscal quarter ended February 28, 2018.

2018 Second Fiscal Quarter Financial Highlights (in comparison to same period of the last fiscal year)

•	Revenue was RMB323.1 million, up 20.6%

•	Gross profit was RMB72.2 million, up 20.3%; gross margin was 22.4%, remaining flat

•	Operating loss was RMB12.1 million and operating margin was (3.7%), compared to operating income of RMB2.3 million and operating margin of 0.8% in the same period of the last fiscal year

•	Net loss was RMB15.9 million, adjusted net loss(1) was RMB4.2 million, net margin was (4.9%), and adjusted net margin(1) was (1.3%), compared to net income and adjusted net income(1) of RMB4.1 million, net margin and adjusted net margin(1) of 1.5% in the same period of the last fiscal year

•	Basic and diluted loss per share was RMB0.13, compared to earnings per share (“EPS”) of RMB0.07, adjusted basic and diluted loss per share(2) was RMB0.03, compared to earnings per share of RMB0.07

•	Adjusted EBITDA(3) was RMB24.9 million, down 3.7%; adjusted EBITDA margin(3) was 7.7%, down from 9.6%

2018 Six Months Ended February 28, 2018 Financial Highlights (in comparison to same period of the last fiscal year)

•	Revenue was RMB788.3 million, up 22.0%

•	Gross profit was RMB289.0 million, up 33.8%; gross margin was 36.7%, up from 33.4%

•	Operating income was RMB125.0 million, up 14.0%; operating margin was 15.9%, down from 17.0%

•	Net income was RMB103.2 million, up 17.3% from RMB88.0 million; adjusted net income(1) was RMB114.9 million, up 30.6%; net margin was 13.1%, down from 13.6%; adjusted net margin(1) was 14.6%, up from 13.6%

•	Basic and diluted EPS was RMB0.89, up 30.9%; Adjusted basic and diluted EPS was RMB0.99, up 45.6%

•	Adjusted EBITDA(3) was RMB186.3 million, up 23.1%; adjusted EBITDA margin(3) was 23.6%, up from 23.4%

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

(1) Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.

(2) Adjusted basic and diluted EPS is defined as adjusted net income/(loss) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

(3) Adjusted EBITDA is defined as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

“Bright Scholar had a solid second fiscal quarter, particularly given the high level of investment that we have been undertaking since our initial public offering in recruiting and training talents, enhancing education quality, building our premium brand and improving operational efficiency. We have also focused on domestic acquisitions and global partnerships to expand our network, broaden our service portfolio and scale up our business” said Jerry He, Bright Scholar’s Chief Executive Officer.

“This is a very exciting time of the year for Bright Scholar as we celebrate the outstanding achievements of our students. As of April 15, 2018, 90% of our 2018 graduating students participating in AP, A Level and DP programs have received over 700 offers from global top 50 institutions. As of the release date, there are three offers from Oxford and Cambridge and 22 offers from US top 30 educational institutions, including the University of Chicago, Cornell University, UC Berkley, UCLA, Vanderbilt University, Rice University and NYU.”

“We are pertinacious in our efforts to support the aspirations of our students in achieving outstanding academic results and ultimately admission to top institutions of their choosing. In this quarter, we have also made significant headway through two important strategic initiatives. Firstly, we are pleased to announce that we have signed a Share Purchase Agreement (“SPA”) to acquire 75% equity interests of Foundation Global Education (“FGE”) to our expand portfolio of complementary education services. FGE is a thriving private global education consulting company with headquarters in Hong Kong and offices in Beijing, Shanghai and Shenzhen covering a broad range of national clientele. FGE has a strong team of associate counselors who implement a proven and unique approach that helps students from the ages of three to 18 to identify, apply to and gain admission into desirable overseas boarding schools and universities. In the 2018 application season, FGE’s students received 170 offers from 115 overseas high schools including US top 25 boarding schools. Secondly, through Can-Achieve, Bright Scholar has entered into strategic partnership with Shorelight Education (“Shorelight”) to broaden access to top US universities for students from our international schools. Shorelight is a renowned education service provider based in Boston with partner universities including top 100 US universities that covers over 1,870 programs. Our students are only required to take an online test “iTep,” implemented at Bright Scholar’s international schools, instead of TOEFL or IELTS to gain admission to Shorelight’s partner universities.”

“Furthermore, we have enhanced our enrollment marketing capabilities by acquiring 51.67% equity interests of Guangzhou Zangxing Network Technology Co. Ltd. (“Zangxing”) to support our expanding network. Zangxing is a Guangzhou-based education technology company and provides, through its online platform and APP ‘Shangxue Bang,’ consulting services on schools selection for students aged from three to 18. It also has an online enrollment marketing platform, which has over 1.2 million registered users as of the date of this release.”

“Amid the seasonality in the second fiscal quarter and rapid network expansion with 53% or 33 schools still in ramp-up stage, our revenue in the first half of fiscal 2018 has increased 22% year-over-year. The percentage increase in the average student enrollment was higher by 17.2% year-over-year to 34,251 for the first half of fiscal 2018 with blended utilization at 60.4%. As of February 28, 2018, there are 35,412 students enrolled in our schools.”

Mr. He concluded, “Our investment in our schools, brand, students, people, service offerings and capacities is significant, which sets up the stage for accelerated future growth. The additional capital from the successful follow-on offering earlier this year enables us to continue these investments which are critical building blocks of our growth strategy and for establishing Bright Scholar as the leader in the global premium schools market. While continuing to invest in our future, we remain entirely focused on the core financial disciplines to support the success of our students and drive long term shareholder value.”

UNAUDITED FINANCIAL RESULTS OF THE FISCAL QUARTER ENDED FEBRUARY 28, 2018

Revenues

Revenue for the second fiscal quarter was RMB323.1 million, representing a 20.6% increase from RMB268.0 million in the same period of last fiscal year.

The table below sets forth a breakdown of revenues:

	Second Fiscal Quarter Ended February 28, 2018	Second Fiscal Quarter Ended February 28, 2017	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	118.7	102.4	15.9%
Bilingual Schools	108.6	83.0	30.8%
Kindergartens	73.0	61.0	19.7%
Complementary	22.8	21.6	5.6%
Total	323.1	268.0	20.6%

International Schools: Revenue for the quarter was RMB118.7 million, representing a 15.9% increase from RMB102.4 million. This accounts for 36.7% of total revenues as compared to 38.2% in the same period of the last fiscal year, primarily due to a 17.0% increase in the average number of students from 6,270 to 7,334, and a 0.9% decrease in the average tuition and fees from RMB16,325 to RMB16,186 during the comparison periods.

Bilingual Schools: Revenue for the quarter was RMB108.6 million, representing a 30.8% increase from RMB83.0 million, accounting for 33.6% of total revenues as compared to 31.0% in the same period of the last fiscal year. This was primarily due to an 18.4% increase in the average number of students from 13,141 to 15,555, and a 10.6% increase in the average tuition and fees from RMB6,315 to RMB6,983 during the comparison periods.

Kindergartens: Revenue for the quarter was RMB73.0 million, representing a 19.7% increase from RMB61.0 million, accounting for 22.6% of total revenues as compared to 22.8% in the same period of the last fiscal year. This was primarily due to an 18.4% increase in the average number of students from 9,876 to 11,697, and a 1.0% increase in the average tuition and fees from RMB6,181 to RMB6,243 during the comparison periods.

Complementary: Revenue for the quarter was RMB22.8 million, representing a 5.6% increase from RMB21.6 million, accounting for 7.1% of total revenues as compared to 8.0% in the same period of the last fiscal year. The revenue of élan English learning centers has increased by 39.2% to RMB18.3 million; however, part of the increase was offset by revenue decline in camps and other income.

Cost of Revenues

Cost of revenues for the quarter was RMB250.9 million, representing a 20.6% increase from RMB 208.0 million in the same period of the last fiscal year. This was primarily due to an increase of RMB25.9 million in staff costs as a consequence of an increase in the headcount of teaching staff as our school network expanded. The percentage increase in the average number of teachers rose by 13.3% from 3,237 to 3,669 during the comparison periods.

International Schools: Cost of revenues for the quarter was RMB91.4 million, representing a 7.3% increase from RMB85.2 million in the same period of the last fiscal year.

Bilingual Schools: Cost of revenues for the quarter was RMB88.0 million, representing a 38.4% increase from RMB63.6 million in the same period of the last fiscal year.

Kindergartens: Cost of revenues for the quarter was RMB53.4 million, representing an 18.9% increase from RMB 44.9 million in the same period of the last fiscal year.

Complementary: Cost of revenues for the quarter was RMB18.1million, representing a 26.6% increase from RMB 14.3 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was RMB72.2 million, representing a 20.3% increase from RMB60.0 million in the same period of the last fiscal year. Gross margin for the quarter was 22.4%, remaining flat as compared to the same period of the last fiscal year.

International Schools: Gross profit for the quarter was RMB27.3 million, representing a 58.7% increase from RMB17.2 million in the same period of the last fiscal year. Gross margin for the quarter was 23.0%, as compared to 16.8% in the same period of the last fiscal year.

Bilingual Schools: Gross profit for the quarter was RMB20.6 million, representing a 6.2% increase from RMB19.4 million in the same period of the last fiscal year. Gross margin for the quarter was 19.0%, as compared to 23.4% in the same period of the last fiscal year.

Kindergartens: Gross profit for the quarter was RMB19.6 million, representing a 21.7% increase from RMB16.1 million in the same period of the last fiscal year. Gross margin for the quarter was 26.8%, as compared to 26.4% in the same period of the last fiscal year.

Complementary: Gross profit for the quarter was RMB4.7 million, representing a 35.6% decrease from RMB7.3 million in the same period of the last fiscal year. Gross margin for the quarter was 20.6%, as compared to 33.8% in the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (4)

Total selling, general and administrative expenses for the quarter were RMB92.4 million, representing a 57.9% increase from RMB58.5 million in the same period of the last fiscal year. This accounted for 28.6% of total revenues as compared to 21.8% in the same period of the last fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members and employee stock ownership plan (“ESOP”) related expenses to retain talents, as well as mergers and acquisitions (“M&A”) related expenses to support business expansion.

Adjusted SG&A expenses(4) for the quarter were RMB80.7 million, representing a 37.9% increase from RMB58.5 million in the same period of the last fiscal year. This accounted for 25.0% of total revenues as compared to 21.8% in the same period of the last fiscal year.

(4)	Adjusted SG&A Expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income and Operating Margin

Operating loss for the quarter was at RMB12.1 million, representing a 634.9% decrease from RMB2.3 million in the same period of the last fiscal year. Operating margin for the quarter was (3.7%), as compared to 0.8% in the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net loss for the quarter was RMB15.9 million, representing a 493.8% decrease from net income of RMB4.1 million in the same period of the last fiscal year.

Adjusted net loss for the quarter was RMB4.2 million, representing a 204.2% decrease from adjusted net income of RMB4.1 million in the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB0.13 and RMB0.13, respectively, down 285.7% as compared to earnings of RMB0.07 and RMB0.07, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the quarter were RMB0.03 and RMB0.03, respectively, down 142.9% as compared to earnings of RMB0.07 and RMB0.07, respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB24.9 million, representing a 3.7% decrease from RMB25.8 million in the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS OF 2018 FIRST SIX MONTHS ENDED FEBRUARY 28, 2018

Revenues

Revenues for the first six months of fiscal 2018 were RMB788.3 million, representing a 22.0% increase from RMB646.2 million in the same period of the last fiscal year.

The table below sets forth a breakdown of revenues:

	Six Month Ended February 28, 2018	Six Month Ended February 28, 2017	YoY % Change
	(RMB in million)	(RMB in million)
International Schools	293.3	252.2	16.3%
Bilingual Schools	264.1	203.4	29.8%
Kindergartens	179.2	149.5	19.9%
Complementary	51.7	41.1	25.8%
Total	788.3	646.2	22.0%

International Schools: Revenue for the period was RMB293.3 million, representing a 16.3% increase from RMB252.2 million. This accounted for 37.2% of total revenues as compared to 39.0% in the same period of the last fiscal year. The increase was primarily due to a 16.1% increase in the average number of students from 6,268 to 7,280, and a 0.1% increase in the average tuition and fees from RMB40,235 to RMB40,290 during the comparison periods.

Bilingual Schools: Revenue for the period was RMB264.1 million, representing a 29.8% increase from RMB203.4 million. This accounts for 33.5% of total revenues as compared to 31.5% in the same period of last fiscal year. The increase was primarily due to a 17.7% increase in the average number of students from 13,134 to 15,463, and a 10.3% increase in the average tuition and fees from RMB15,487 to RMB17,081 during the comparison periods.

Kindergartens: Revenue for the period was RMB179.2 million, representing a 19.9% increase from RMB149.5 million. This accounted for 22.7% of total revenues as compared to 23.1% in the same period of the last fiscal year. The increase was primarily due to a 17.1% increase in the average number of students from 9,828 to 11,508, and a 2.4% increase in the average tuition and fees from RMB15,214 to RMB15,574 during the comparison periods.

Complementary: Revenue for the period was RMB51.7 million, representing a 25.8% increase from RMB41.1 million. This accounted for 6.6% of total revenues as compared to 6.4% in the same period of the last fiscal year. The revenue of élan English learning centers has increased by 37.5% to RMB42.9 million; however, part of the increase was offset by revenue decline in camps and other income.

Cost of Revenues

Cost of revenues for the period was RMB499.3 million, representing a 16.1% increase from RMB430.2 million in the same period of the last fiscal year. This was primarily due to an increase of RMB47.6 million in staff costs as a consequence of an increase in the headcount of teaching staff as our school network expanded. The average number of our teachers and instructors increased by 11.8% from 3,221 to 3,601 during the comparison periods.

International Schools: Cost of revenues for the period was RMB180.4 million, representing a 2.0% increase from RMB176.9 million in the same period of the last fiscal year.

Bilingual Schools: Cost of revenues for the period was RMB176.2 million, representing a 30.4% increase from RMB135.1 million in the same period of the last fiscal year.

Kindergartens: Cost of revenues for the period was RMB106.8 million, representing a 17.9% increase from RMB90.6 million in the same period of the last fiscal year.

Complementary: Cost of revenues for the period was RMB35.9 million, representing a 30.1% increase from RMB27.6 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the period was RMB289.0 million, representing a 33.8% increase from RMB216.0 million in the same period of the last fiscal year. Gross margin for the First Half (“H1”) of fiscal 2018 was 36.7%, as compared to 33.4% in the same period of the last fiscal year.

International Schools: Gross profit for the period was RMB112.9 million, representing a 49.9% increase from RMB75.3 million in the same period of last fiscal year. Gross margin for H1 of fiscal 2018 was 38.5%, as compared to 29.9% in the same period of the last fiscal year.

Bilingual Schools: Gross profit for the period was RMB87.9 million, representing a 28.7% increase from RMB68.3 million in the same period of the last fiscal year. Gross margin for H1 of fiscal 2018 was 33.3%, as compared to 33.6% in the same period of the last fiscal year.

Kindergartens: Gross profit for the period was RMB72.4 million, representing a 22.9% increase from RMB58.9 million in the same period of the last fiscal year. Gross margin for H1 of fiscal 2018 was 40.4%, as compared to 39.4% in the same period of the last fiscal year.

Complementary: Gross profit for the period was RMB15.8 million, representing a 17.0% increase from RMB13.5 million in the same period of the last fiscal year. Gross margin for H1 of fiscal 2018 was 30.6%, as compared to 32.8% in the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (4)

Total selling, general and administrative expenses for the period were RMB172.9 million, representing a 60.5% increase from RMB107.7 million in the same period of the last fiscal year, accounting for 21.9% of total revenues as compared to 16.7% in the same period of the previous fiscal year. The increase in selling, general and administrative expenses was primarily due to the increase in the compensation and benefits paid to additional general and administrative staff members and ESOP related expenses to retain talent, as well as M&A related expenses to support business expansion.

Adjusted SG&A expenses(4) for the quarter were RMB161.2 million, representing a 49.6% increase from RMB107.7 million in the same period of the last fiscal year, accounting for 20.5% of total revenues as compared to 16.7% in the same period of the previous fiscal year.

(4)	Adjusted SG&A Expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.

Operating Income and Operating Margin

Operating income for the period was RMB125.0 million, representing a 14.0% increase from RMB109.7 million in the same period of the last fiscal year. Operating margin for the quarter was 15.9%, as compared to 17.0% in the same period of the previous fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB103.2 million, representing a 17.3% increase from RMB88.0 million in the same period of the last fiscal year.

Adjusted net income for the period was RMB114.9 million, representing a 30.6% increase from RMB88.0 million in the same period of the previous fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period were RMB0.89 and RMB0.89, respectively. These were up 30.9% and 30.9% respectively as compared to earnings of RMB0.68 and RMB0.68, respectively, in the same period of the last fiscal year.

Adjusted basic and diluted net earnings per ordinary share/ADS attributable to ordinary shareholders/ADS holders, on an as-converted basis, for the period were RMB0.99 and RMB0.99, respectively. These were up 45.6% and 45.6% respectively as compared to earnings of RMB0.68 and RMB0.68 respectively, in the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB186.3 million, representing a 23.1% increase from RMB151.3 million in the same period of the last fiscal year.

Cash and Working Capital

As of February 28, 2018, the Company’s cash and cash equivalents and restricted cash totaled RMB1,906.8 million, as compared to RMB1,618.5 million and RMB1,896.7 million as of November 30, 2017 and August 31, 2017, respectively.

GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2018

The Company reaffirms its guidance of organic growth published on November 8, 2017, which is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on April 25, 2018, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-201-203
Hong Kong:	800-905-945
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*	No passcode is needed for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10118524
Replay End Date:	May 2, 2018

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

CONVENIENCE TRANSLATION

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed combined and consolidated balance sheets, and the related condensed combined and consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and six month period ended February 28, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3280, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2018, or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as net income/(loss) excluding interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense. We define adjusted SG&A as selling, general and administration expense excluding share-based compensation expense.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures, including adjusted EBITDA and adjusted net income/(loss), enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income, net; income tax expense/benefit and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, net; income tax expense/benefit; depreciation and amortization; share-based compensation expense and non-recurring foreign exchange gain/loss (included in other expenses) due to the movement of the cash denominated in USD at a PRC subsidiary level which is reserved for designated purpose of use in near future have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2018, Bright Scholar operated 62 schools covering the breadth of K-12 academic needs of its students across seven provinces in China. In the first six months of the 2018 school year ended February 28, 2018, Bright Scholar had an average of 34,251 students enrolled at its schools.

*	In terms of student enrollment as of September 1, 2017, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2017.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	February 28,
	2017	2018
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,883,000	1,896,776	299,743
Restricted cash	13,662	10,067	1,591
Held-to-maturity investments	6,390	10,000	1,580
Accounts receivable	20	349	55
Amounts due from related parties	7,940	12,236	1,934
Other receivables, deposits and other assets	30,535	42,746	6,755
Inventories	8,598	8,215	1,298

Total current assets	1,950,145	1,980,389	312,956

Property and equipment, net	423,344	441,810	69,818
Land use right, net	34,694	34,208	5,406
Intangible assets, net	21,177	19,918	3,148
Goodwill	104,035	104,035	16,440
Prepayment for construction contract	5,490	3,225	510
Deferred tax assets, net	25,337	21,096	3,334
Deposits for acquisition	78,750	88,750	14,025
Other non-current assets	43,660	33,718	5,328

Total non-current assets	736,487	746,760	118,009

TOTAL ASSETS	2,686,632	2,727,149	430,965

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	February 28,
	2017	2018
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 50,899 and RMB 53,721 as of August 31, 2017 and February 28, 2018, respectively)	50,899	56,241	8,888
Amounts due to related parties (including amounts due to related parties of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB 62,138 and RMB 54,917 as of August 31, 2017 and February 28, 2018, respectively)	76,433	69,212	10,937
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB255,859 and RMB 205,116 as of August 31, 2017 and February 28, 2018, respectively)	272,479	224,970	35,550
Income tax payable (including income tax payable of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB13,958 and RMB 11,642 as of August 31, 2017 and February 28, 2018, respectively)	40,387	31,593	4,993
Current portion of deferred revenue (including deferred revenue of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB761,876 and RMB 776,704 as of August 31, 2017 and February 28, 2018, respectively)	761,876	784,811	124,022

Total current liabilities	1,202,074	1,166,827	184,390

Deferred tax liabilities, net (including deferred tax liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB5,294 and RMB 4,979 as of August 31, 2017 and February 28, 2018, respectively)	5,294	4,979	787
Other non-current liabilities(including non-current liabilities of the combined and consolidated VIEs without recourse to Bright Scholar Education of RMB59,806 and RMB 48,398 as of August 31, 2017 and February 28, 2018, respectively)	59,806	53,381	8,436

Total non-current liabilities	65,100	58,360	9,223

TOTAL LIABILITIES	1,267,174	1,225,187	193,613

EQUITY
Share capital	7	7	1
Additional paid-in capital	1,403,608	1,415,349	223,665
Statutory reserves	64,945	64,945	10,263
Accumulated other comprehensive income	(36,494)	(68,913)	(10,890)
Accumulated deficit	(15,933)	88,041	13,913

Shareholders’ equity	1,416,133	1,499,429	236,952
Non-controlling interests	3,325	2,533	400

Total equity	1,419,458	1,501,962	237,352

TOTAL LIABILITIES AND EQUITY	2,686,632	2,727,149	430,965

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28,			Six Months Ended February 28,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Revenue	268,019	323,101	51,059	646,170	788,324	124,577
Cost of revenue	(207,986)	(250,866)	(39,644)	(430,178)	(499,292)	(78,902)

Gross profit	60,033	72,235	11,415	215,992	289,032	45,675
Selling, general and administrative expenses	(58,519)	(92,419)	(14,605)	(107,748)	(172,982)	(27,336)
Other operating income	741	8,123	1,284	1,427	8,999	1,422

Operating income/(loss)	2,255	(12,061)	(1,906)	109,671	125,049	19,761
Interest income, net	659	2,015	318	1,118	6,551	1,035
Investment income	2,554	4,531	716	3,237	9,627	1,521
Other expenses	(67)	(11,349)	(1,793)	(497)	(11,446)	(1,809)

Income/(loss) before income taxes	5,401	(16,864)	(2,665)	113,529	129,781	20,508
Income tax (expense)/benefit	(1,347)	898	142	(25,558)	(26,599)	(4,203)

Net income/(loss)	4,054	(15,966)	(2,523)	87,971	103,182	16,305

Net (loss)/income attributable to non-controlling interests	(3,213)	(433)	(68)	20,034	(792)	(125)

Net income/(loss) attributable to ordinary shareholders	7,267	(15,533)	(2,455)	67,937	103,974	16,430

Net earnings/(loss) per share attributable to ordinary shareholders
—Basic	0.07	(0.13)	(0.02)	0.68	0.89	0.14
—Diluted	0.07	(0.13)	(0.02)	0.68	0.89	0.14

Weighted average shares used in calculating net earnings/(loss) per ordinary share:
—Basic	100,000,000	117,250,000	117,250,000	100,000,000	117,250,000	117,250,000
—Diluted	100,000,000	117,267,442	117,267,442	100,000,000	117,267,442	117,267,442

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended February 28			Six Months Ended February 28
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	397,822	379,638	59,993	191,057	107,298	16,956
Net cash generated from/(used in) investing activities	87,148	(43,633)	(6,895)	52,223	(53,771)	(8,497)
Net cash generated from/(used in) financing activities	21,032	(789)	(125)	38,354	360	57
Effect of exchange rate changes on cash	—	(46,827)	(7,400)	—	(43,706)	(6,907)

Net change in cash and cash equivalents, and restricted cash	506,002	288,389	45,573	281,634	10,181	1,609
Cash and cash equivalents, and restricted cash at beginning of the period	138,083	1,618,454	255,761	362,451	1,896,662	299,725

Cash and cash equivalents, and restricted cash at end of the period	644,085	1,906,843	301,334	644,085	1,906,843	301,334

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28,			Six Months Ended February 28,
	2017	2018		2017	2018
	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	4,054	(15,966)	(2,523)	87,971	103,182	16,305
Add: Share-based compensation expense	—	11,742	1,856	—	11,742	1,856

Adjusted net income/(loss)	4,054	(4,224)	(667)	87,971	114,924	18,161
Net income/(loss)	4,054	(15,966)	(2,523)	87,971	103,182	16,305
Less: Interest income, net	659	2,015	318	1,118	6,551	1,035
Add: Income tax expense/(benefit)	1,347	(898)	(142)	25,558	26,599	4,203
Add: Depreciation and amortization	21,086	20,730	3,275	38,936	40,062	6,331
Add: Share-based compensation expense	—	11,742	1,856	—	11,742	1,856
Add: Foreign exchange gain/loss (included in other expenses)	—	11,287	1,784	—	11,287	1,784

Adjusted EBITDA	25,828	24,880	3,932	151,347	186,321	29,444
Selling, general and administrative expenses	58,519	92,419	14,605	107,748	172,982	27,336
Less: Share-based compensation expense	—	11,742	1,856	—	11,742	1,856

Adjusted selling, general and administrative expenses	58,519	80,677	12,749	107,748	161,240	25,480

Weighted average shares used in calculating earnings/(loss) per ordinary share:
—Basic	100,000,000	117,250,000	117,250,000	100,000,000	117,250,000	117,250,000
—Diluted	100,000,000	117,267,442	117,267,442	100,000,000	117,267,442	117,267,442

Adjusted net earnings/(loss) per share attributable to ordinary shareholders
—Basic	0.07	(0.03)	(0.01)	0.68	0.99	0.16
—Diluted	0.07	(0.03)	(0.01)	0.68	0.99	0.16